

Mail Stop 3720   October 24, 2006

Via U.S. Mail and Fax (212) 765-5772

Richard Goldenberg
Chief Financial Officer
EVCI Career Colleges Holding Corp
1 Van Der Donck Street, 2nd Floor,
Yonkers, New York 10701

Re: **EVCI Career Colleges Holding Corp.**
         Form 10-K/A2 for the year ended December 31, 2005
         Filed May 15, 2006

         Forms 10-Q for fiscal quarters ended through June 30, 2006

         File No. 1-14827

Dear Mr. Goldenberg

        We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Notes to the Consolidated Financial Statements

Note 2. Acquisitions, page F-5

1. We note that you acquired TCI on September 16, 2005 and allocated $12,440,000 of the purchase price to the TCI trade name. Tell us how you evaluated the guidance in SFAS 142 in determining that the trade name is an indefinite lived intangible asset, not subject to amortization. In your response address the factors in paragraph 11 of SFAS 142.

2. Please expand your disclosure in note 1 to describe your accounting policy for testing the trade name for impairment.

3. Discuss within your critical accounting policies section in the MD&A the methodology and significant assumptions you use to determine the fair value of the trade name in your evaluation of impairment.

Note 4. Goodwill, page F-6

4. We note that as a result of the New York State of Education Department (SED) mandated caps on Interboro's enrollment you anticipate that Interboro's net revenue for 2006 will decline by more than 20% as compared to its 2005 net revenue. In addition you state in the risk factors on page 14 that EVCI will incur a net loss in 2006 of approximately $3.9 million and will have a negative cash flow of approximately $2.3 million. We further note the disclosure in your 10-Q for the quarter ended June 30, 2006 that Interboro's new enrollments for summer 2006 were negatively impacted by the increase in admissions standards by SED and that the damage to Interboro's reputation from the adverse publicity stemming from the draft report issued in October 2005 would continue to negatively impact its ability to reach the SED enrollment caps. In this regard tell us your basis for concluding that the goodwill allocated to Interboro was not impaired for the period ended December 31, 2005 or June 30, 2006. For additional guidance refer to paragraph 19 through 28 of SFAS 142.

Note 9. Notes Payable, page F-8

5. We note that you were in default for certain financial covenants as of December 31, 2005 and obtained a waiver from your lender on March 31, 2006. In addition we note that on June 30, 2006 your bank waived compliance with its financial covenants relating to minimum EBITDA and fixed charge coverage ratio. It also appears, as disclosed in your 10-Q for the quarter ended June 30, 2006, that you expect to request additional waivers as of September

30, 2006. In this regard, tell us how you evaluated the guidance in SFAS 78 and EITF 86-30 to determine that you should classify the note payable as a noncurrent liability.

Form 10-Q for the quarter ended June 30, 2006

Item 4. Controls and Procedures, page 26

6. We note that your internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2005. We also note management's remediation plans to address the identified deficiencies and material weaknesses in the control environment, revenue and student accounts receivable, cash management and property plant and equipment. In your Form 10-Q for the quarter ended June 30, 2006 you state that your disclosure controls and procedures were effective, "subject to completing the remediation discussed below." Given that it does not appear that you have completed your remediation plans, it is unclear whether your disclosure controls and procedures were indeed effective as of the end of the period covered by the report. Please revise to clearly state whether your disclosure controls and procedures were effective as of the end of the period covered by the report while considering the status of your remediation efforts up until that point in time. In the event management concludes that your disclosure controls and procedures were effective as of June 30, 2006, also disclose the basis for the conclusion in light of the fact that the internal file review was suspended, the cash management control was not completed and the new fixed asset monitoring system will become fully operational during the third quarter of 2006.

7. It appears that the required disclosure of Item 308(c) of Regulation S-K is missing. Revise or advise.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please furnish your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Al Rodriguez, Staff Accountant, at (202) 551-3370 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,
/s/ Carlos Pacho
for Larry Spirgel
Assistant Director